

January 6, 2012

Via Email
Changsheng Zhou
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., #228
Redwood City, CA   94063

> **Re: YaSheng Group**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 5, 2011**
> **File No. 000-31899**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Risk Factors, page 26

1. We have reviewed your response to our prior comment 4. Your response did not address our comment, thus the comment is being reissued. It appears that your CFO, Finance Minister, and Accounting Supervisor are responsible for the preparation of the financial statements in accordance with U.S. GAAP and SEC rules and regulations. For each of these individuals, please tell us:
   a) where their university education was obtained
   b) the number of hours of continuing education in U.S. GAAP accounting they have received individually in the last two years

     c) the number of years of experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and the name of the Company where this experience was obtained

     d) the number of years of experience in evaluating the effectiveness of internal control over financial reporting and the name of the Company where this experience was obtained

     e) whether the individual's CPA designation is from the U.S.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of significant accounting policies

(e) Revenue recognition, page F-8

2. We reviewed your response to our prior comment 9. Your response did not address our comment, thus the comment is being reissued. We note that you have disclosed that your financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, but your responses to our comments continually make reference to PRC GAAP. Please note that your disclosure, response to our comments and reference to applicable literature should address your accounting under U.S. GAAP. In addition, your references to U.S. GAAP literature should be relevant and up to date. For example, in your response to our prior comment 3, you stated that you adjust PRC GAAP to comply with the rules of SAB 101. Please note that SAB 101 has been superseded by SAB 104.

3. We reviewed your response to our prior comment 10. Your response did not address our comment, thus the comment is being reissued. It appears that your response details how you recognize revenue in accordance with the revenue recognition criteria outlined in FASB ASC 605-10-S25. We note from your response to our prior comment 12 to our letter dated September 1, 2011, that you enter in sales arrangements with customers that contain multiple elements or deliverables. Please provide us with a detailed discussion of these types of arrangements and how you are recognizing revenue in accordance with FASB ASC 605-25.

6. Other long term assets, page F-14

4. We have reviewed your response to our prior comment 11. Your response does not address our comment, thus the comment is being reissued. We note that you have disclosed that your financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, but your responses to our comments continually make reference to PRC GAAP. Please note that your disclosure, response to our comments and reference to applicable literature should

address U.S. GAAP. It appears from your response that you utilize trees as a shelterbelt to protect your farmland from sand and wind. Please cite the specific <u>U.S. GAAP</u> authoritative literature that you utilized to support your yearly investment as a long-term asset and the expected useful life utilized to amortize this asset. In addition, we note from your response that these shelters need to be maintained and rebuilt annually to keep them functional. Please provide us with a detailed discussion of how you account for these <u>annual maintenance costs</u> and cite the specific authoritative literature utilized to support your accounting treatment.

15. Segment information, page F-16

5. We have reviewed your response to our prior comment 15 noting that you have identified three operating segments, agriculture, livestock and biotechnology. For each of your segments, please provide all of the disclosures required. Specifically refer to the requirements of FASB ASC 280-10-50-20-22 and FASB ASC 280-10-50-20-26. In addition, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining